CHIEF FINANCIAL OFFICER'S STATEMENT



"Positioning ourselves for a sustainable and financially resilient Sasol, to grow shareholder value in an ever-evolving global market."

Hanré Rossouw › Chief Financial Officer

KEY MESSAGES

- Softer financial performance
- Balance sheet preservation
- Disciplined capital allocation

The diversification of our portfolio across the Energy and Chemicals Businesses enhances the overall stability and performance of our business and mitigates risk. This diversification has proven beneficial, reducing the impacts of low oil prices in the past and currently mitigating the effects of low chemical prices and softer market conditions.

SALIENT FEATURES

Disciplined capital allocation with updated dividend policy R27 – 34bn per annum (in 2024 real terms) maintaining assets and delivering 2030 greenhouse gas emission reduction targets

Dear stakeholders

Sasol's financial performance for the 2024 financial year reflects a softer set of results compared to the prior year. Global economic volatility, weaker product demand and inflationary pressures persisted in 2024, coupled with various challenges at our South African and international operations.

While we continued to see a declining Brent crude oil price, we benefitted from the weaker rand/US dollar exchange rate resulting in a stronger average rand/oil price of R1 585/bbl compared to R1 552/bbl in the prior year. Refining margin of US$18,13/bbl was also stronger relative to the prior year of US$12,14/bbl. Petrol differentials were 13% higher, but diesel differentials were down 22% compared to last year, impacting our Fuels business. Chemical margins remained constrained with only a slight improvement in H2 2024, owing to the protracted oversupply in the market. The Group polyethylene price of US$1 065/ton weakened by 8% compared to the prior year of US$1 155/ton, however reflecting an improvement from H1 2024 of US$1 000/ton. To minimise the negative impact on the net margin of our Chemicals International Business we have proactively managed production volumes in some of our plants, and we will continue to do so until we see an improvement in the market, while focusing on increasing volumes of our higher-margin products.



GLOBAL ECONOMIC VOLATILITY PERSISTED COUPLED WITH OPERATIONAL CHALLENGES

CHIEF FINANCIAL OFFICER'S STATEMENT continued



Softer financial performance

Earnings before interest and tax decreased to negative R27 billion. Inflation and exchange rates accounted for an increase in cost of 6,8%. Excluding inflation and exchange rates, cost savings of R4 billion (5,8%) was achieved, arising from cost optimisation at our operations, lower labour cost due to reduction in headcount, increased own electricity generation, lower professional fees and maintenance spend.

Cash generated by operating activities decreased by 19% compared to the prior year. The reduction in cash generation for the year was largely driven by an increase in working capital with the drive to ensure sustainable levels are maintained, and lower dividends received from ORYX GTL due to the extended shutdown of both trains. Net trading working capital as a percentage of turnover on a 12-month rolling average basis was 16,4%, within our target of 15,5% to 16,5%. Notwithstanding the significant reduction in free cash flow, we saw a notable improvement in the second half of the year with free cash flow generation of R14,5 billion compared to a deficit of R6,5 billion in the first half, driven by improved chemicals margins, sustainable working capital management and focused cost containment.

Remeasurement items of R55,8 billion net of tax (R75,4bn gross) were recorded at financial year end 2024. This included impairments relating to our American ethane value chain (Alcohols, Alumina, Ethylene Oxide, Ethylene Glycols and associated shared assets) cash generating unit (CGU) of R45,5 billion net of tax (R58,9bn gross), and Chemicals Africa Polyethylene, Chlor-Alkali and Wax CGUs of R3,9 billion net of tax (R5,3 billion gross). The impairments are primarily driven by external conditions, including a prolonged weaker market outlook and higher discount rates. Various initiatives are being evaluated to improve the business performance of the International Chemicals Business in response to these softer market conditions. The Secunda liquid fuels refinery CGU remains fully impaired, with R5,7 billion net of tax (R7,8 billion gross) of costs capitalised during the year being impaired.

WE ARE COMMITTED TO DELEVERAGING AND STRENGTHENING OUR BALANCE SHEET

We are committed to deleveraging and strengthening the balance sheet with action plans to improve future cash flow generation. Our liquidity headroom was R75,9 billion (US$4,2 billion), and remains well above our target of maintaining liquidity of more than US$1 billion. At 30 June 2024, our total debt excluding leases decreased to R117,7 billion from R124,3 billion. This was largely driven by net debt repayment and a stronger rand/US dollar closing exchange rate (R18,19 compared to R18,83 in the prior year). We continue to work towards reducing our US dollar debt exposure. In October 2023 R2,4 billion of senior unsecured notes were issued in the local debt market under the R15 billion Domestic Medium Term Note programme, thereby reducing our currency exposure on US dollar debt by 2%.

Focus remains on protecting the downside risk of the balance sheet to mitigate the likelihood of adverse movements in the oil price and the rand/US dollar exchange rate, with a hedge cover ratio (HCR) of 20–55% for 2024. The targeted HCR for 2025 is 20–35%. Our hedging programme is continuously monitored and will be updated as necessary, taking into consideration the risk to the balance sheet.

Turnover (Rand billion) and gross margin (%)



300
250
200
150
100
50
0
Rbn
273
290
275
52,3
44,4
46,5
60
50
40
30
20
10
0
%
Jun 22
Jun 23
Jun 24
Turnover
Gross margin %

Net debt excluding leases (US$ billion)*



5
4
3
2
1
0
US$bn
3,8
3,8
4,1
Jun 22
Jun 23
Jun 24

CHIEF FINANCIAL OFFICER'S STATEMENT continued

DISCIPLINED CAPITAL MANAGEMENT

Our capital allocation framework remains pivotal to our investment decisions and the foundation of our financial strategy. The level of cash generation and resultant net debt reduction anticipated when we held our Capital Markets Day in 2021 has not materialised primarily due to the significant change in the global economic landscape since 2021. The significant disconnect between headline earnings and cash flow generation, alongside elevated leverage levels, has necessitated a revision in our dividend approach. Under this new policy dividends will be based on 30% of free cash flow and will be paid only when net debt (excluding leases) is sustainably below US$4 billion. The Board will maintain discretion to consider balance sheet flexibility, and prevailing market conditions in declaring interim and final dividend distributions. Further capital returns will be considered as part of second order capital allocation including distributions such as special dividends and share buy-backs.

It is imperative that focus and priority remains to strengthen the balance sheet so that sustainable returns to shareholders is reinstated over the long term. Unfortunately, given that we ended the year marginally above the US$4 billion net debt threshold, we did not declare a final dividend further to the interim dividend of R2 per share.

We also continue to refine our approach to maintenance capital, optimising spend while ensuring the safety and reliability of our operations. Additionally, we are carefully balancing our "transform" capital to enable our GHG roadmap in balancing our commitments to sustainability, growth, and delivering value to our shareholders. Our level of capital investment for "maintain and transform" is expected to be R27 billion – R34 billion per annum range in 2024 real terms. This includes the investments in the mining coal quality solution as well as peak environmental compliance spend. Additionally, we have included approximately R1 billion towards growth-focused projects, including those in our Zaffra Joint Venture.


UPDATED DIVIDEND POLICY LINKED TO FREE CASH FLOW GENERATION
1ST ORDER ALLOCATION
Maintain capital safe and reliable operations
Transform capital deliver greenhouse gas (GHG) reduction targets
R27 – 34bn per annum[1]
Selective growth small high-return, short payback projects
UPDATED
Net debt[2] sustainably <US$4 billion
Pay dividends of 30% of free cash flow[3]
2ND ORDER ALLOCATION
Further debt reduction
and /or
Expansionary growth and new sustainable businesses
and /or
Deliver additional shareholder returns
Optimisation of maintenance capex ongoing
Balance transform capex in GHG roadmap
New dividend policy linked to 30% free cash flow
US$4bn net debt trigger for dividend

1 2024 real terms (adjusted from R20 – 25bn real terms FY20), and will be updated at Capital Markets Day in 2025.
2 Net debt excluding lease liabilities.
3 Free cash flow before discretionary capital spend and dividends paid.



CHIEF FINANCIAL OFFICER'S STATEMENT continued

OUTLOOK

The focus for 2025 will be to embed the streamlined operating model, optimise profitability and work towards deleveraging the balance sheet to net debt (excluding leases) of below US$4 billion. Capital allocation and asset reviews will be also optimised, whereby underperforming value chains will be addressed, and corrective actions taken to drive profitability.

With our streamlined business structure, the new operating model will enhance our effectiveness and improve how we manage the business. Ongoing commitment to continuous improvement will ensure that we remain resilient and competitive in an ever-evolving global market.

The process to finalise and embed the operating model for the Group is in progress with expected completion in H1 2025. Our businesses will be managed as "Southern Africa Energy and Chemicals", which effectively includes the Southern Africa value chain, and "International Chemicals", which combines our American and Eurasian chemicals businesses. Our segmental reporting format is under review and amendments will be applied in 2025.

In our Chemicals Business, the slight increase in performance from our international segments is encouraging, especially given the challenging global economic climate. We will continue the reset of the International Chemical Business, improving the overall contribution to the Group going forward.

By consistently evaluating and reviewing our portfolio, we aim to achieve robust returns from both businesses, allowing us to navigate economic challenges and pave the way for sustained profitability.

Sasol 2.0 transformation programme

2025 marks the final year of the Sasol 2.0 transformation programme (Sasol 2.0). The objectives of Sasol 2.0 are to enable the business to be more competitive, cash generative and able to deliver attractive and sustainable returns even in a soft oil price environment. The EBITDA contribution of Sasol 2.0 up to 2024 is R16 billion versus a target of R15 billion. We aim to successfully conclude the programme in 2025 with additional EBITDA enhancements of R2 – 4 billion contingent on macroeconomic prices remaining consistent with 2024. Our focus remains to bolster the strength and maturity of initiatives and we are confident that we will maintain momentum in achieving the targets.

Going forward, we will implement a continuous improvement mindset to enable business transformation, emphasising sustained cost management and ongoing margin improvement. This involves embedding the principles of Sasol 2.0 into a culture of continuous improvement, ensuring ongoing free cash flow delivery.

Mining saleable production **30 – 32 mt**	Mozambique gas production **0 – 5% higher**	Chemicals Africa sales volumes **0 – 4% higher**
Secunda Operations production **7,0 – 7,2 mt**	Liquid fuels sales volumes **0 – 4% higher**	Chemicals International[1] sales volumes **In line with prior year**

PORTFOLIO-WIDE FOCUS ON MARGIN IMPROVEMENT

EBITDA enhancement[2]
R2 – 4bn

Working capital[3]
15,5 – 16,5%
average

Capital Expenditure[4]
Maintain and Transform:
R28 – 30bn

www Additional Information for Analysts is available on our website www.sasol.com

Conclusion

The 2024 financial year has been met with the negative impacts of various macroeconomic and operational factors. It is evident that the current global economic landscape has become the new normal and it is imperative that we adapt whilst ensuring that our evolving customer, stakeholder and regulators' expectations are met.

As we navigate through financial year 2025, our strategic initiatives are set to strengthen our operational efficiency, ensure strict cost and capital management, underscoring our dedication to improving profitability. The significant improvement in the second half of 2024 reflects the can-do spirit of Team Sasol and I have full confidence that we can step up the performance going into the next financial year.

We are grateful to all shareholders for their continued confidence in Sasol and patience as we navigate this challenging but essential path towards improved financial performance. We consider our shareholders' support invaluable as we work diligently to course-correct and achieve a resilient, financially robust Sasol.

Lastly, I would like to express my gratitude for the opportunity to have been part of this dynamic organisation. I am pleased to hand over the baton to Walt Bruns who succeeds me as Chief Financial Officer and am confident that he is well positioned to lead Team Sasol towards future success.

Hanré Rossouw
Chief Financial Officer

29 August 2024

1 Includes Chemicals America and Chemicals Eurasia.
2 Baseline comparison to 2024 through optimisation of cash fixed costs and gross margin aligned with 2025 Sasol 2.0 targets.
3 Working capital on a rolling 12-month average.
4 Forecast based on R17,75/US$ for 2025.